

Mail Stop 3233

January 9, 2018

Via E-Mail
Lewis Fanger
Chief Financial Officer
Full House Resorts, Inc.
One Summerlin
1980 Festival Plaza Drive, Suite 680
Las Vegas, Nevada 89135

> **Re: Full House Resorts, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 2, 2018**
> **File No. 333-222390**

Dear Mr. Fanger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: John C. Jeppsen, Esq.
Greenberg Traurig, LLP